Clinuvel Pharmaceuticals Limited

March 27, 2026

Via EDGAR

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Vanessa Robertson
Bonnie Baynes Joe McCann Lauren Sprague Hamill

Re:	Clinuvel Pharmaceuticals Limited
Amendment No. 1 to Draft Registration Statement on Form 20-F
Submitted March 4, 2026
CIK No. 0001290877

To Whom It May Concern:

This letter is in response to the letter dated March 19, 2026 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Clinuvel Pharmaceuticals Limited (the “Company,” “we,” and “our”). For ease of reference, we have recited the Staff’s comments in this response and numbered them accordingly. An Amendment No. 2 to Draft Registration Statement on Form 20-F (the “Amendment No. 2”) is being submitted confidentially to accompany this letter.

Amendment No. 1 to Draft Registration Statement on Form 20-F

Item 3. Key Information

B. Capitalization and Indebtedness, page 4

1.	We acknowledge your response to prior comment four. Please revise to address the following:

	●	Revise the total capitalization amount in the table to reconcile to the balance sheet rather than using market capitalization;
	●	Include a double line underneath the cash and cash equivalents and short-term investments numbers to distinguish them from the capitalization line items; and
	●	Explain what the ‘All other assets’ line item represents and why it is included in the table.

Response: In response to the Staff’s comments, we have revised our table on page 4 of the Amendment No. 2 to (i) reconcile the total capitalization amount in the table with the balance sheet; (ii) include a double line underneath the cash and cash equivalents and short-term investments numbers to distinguish them from the capitalization line items; and (iii) remove the “All other assets” line item.

Item 4. Information on the Company, page 22

2.	We note that your January 12, 2026 press release announced a significant expansion of your VALLAURIX Research, Development and Innovation (RD&I) Centre in Singapore. With reference to Items 4.D. and 10.C. of Form 20-F, please revise to discuss this project and its impact or advise.

Response: In response to the Staff’s comments, we have revised our disclosure on page 35 of the Amendment No. 2 to discuss the expansion of our VALLAURIX Research, Development and Innovation Centre in Singapore and its impact.

Item 4.B. Business Overview, page 24

Grow the Research and Development Capacities and Broaden Therapeutic Portfolio, page 27

3.	We note your response to prior comment 8, as well as the inclusion of the pipeline table appearing on page 28. In this regard:

	●	We note that the row reflecting SCENESSE in adolescent EPP indicates that the next anticipated program milestone is a “filing in H2 2026.” Please revise to clarify the relevant regulator or jurisdiction as appropriate.
	●	Revise the row reflecting SCENESSE in adolescent and adult vitiligo to (1) clarify in a footnote or otherwise, that the ongoing Phase 3 CUV105 trial is evaluating SCENESSE with adjunctive phototherapy and not as a monotherapy and (2) to include the year in which you expect topline results from the CUV105 trial.
	●	We note your disclosure on page 27 that you recently announced that you are developing liquid injectable controlled-release doses for melanocortin delivery, and that VLRX-L, the first of these platforms, entered a preclinical study in early 2026; however it is not clear whether you have selected a targeted indication for this program at this time. As it appears this program may be too preliminary to be emphasized in the pipeline table at this time, please provide us with your analysis supporting your determination to include it. If this program is currently material, please revise the table to identify the targeted indication and/or revise your disclosure as appropriate.
	●	Please remove the row reflecting “Other platforms TBA,” as any such platforms do not appear to be currently material enough to your business to justify highlighting in the pipeline table.
	●	Please limit the pipeline table to depict only your material pharmaceutical programs, and remove the row reflecting your PhotoCosmetics program. In this regard, we note that the development of cosmetics is not subject to the same clinical development and regulatory review process reflected by the table, and therefore, the narrative disclosure is a more appropriate place to discuss the PhotoCosmetics program.

Response: In response to the Staff’s comments, we have revised our disclosure on page 28 of the Amendment No. 2 to (i) clarify that we intend to file for the expansion of use of SCENESSE® in the second half of 2026 for adolescents and juvenile patients in the European Union through the European Medicines Agency; (ii) include a footnote clarifying that the ongoing Phase III CUV105 trial is evaluating SCENESSE® with adjunctive phototherapy (NB-UVB therapy) and disclose that we expect topline results from the second half of 2026 onwards; (iii) remove the row reflecting “Other platforms TBA;” and (iv) limit the pipeline table to depict only our material pharmaceutical programs, and remove the row reflecting our PhotoCosmetics program. In addition, we have revised our disclosure on page 29 of the Amendment No. 2 to include additional discussion about the PhotoCosmetics program.

In addition, we respectfully advise the Staff that we deem VLRX-L material as it represents not just a single drug, but a platform approach to delivery of peptides, which, if validated in pre-clinical, provides options for us that other elements of the pipeline do not (i.e., developing our own drugs using this platform or outlicensing the platform to other drug developers). It is why VLRX-L doesn’t show an indication at this point, but is considered material.

4.	We acknowledge your response to prior comment 11, which we reissue with respect to the bullet points below. In this regard, we note that your pipeline table should be a visual reflection of the narrative discussion in the prospectus, which discussion should provide proper context and thoroughly address all completed, ongoing, and planned preclinical and clinical trials of your material product candidates.

	●	The pipeline table, and your narrative disclosure on page 28 regarding the expected marketing submission for NEURACTHEL in the EU, suggests that all clinical trials of NEURACTHEL for IS and MS are complete. However, it does not appear that the design of these clinical trials, or the results observed, are discussed.
	●	On page 28, you reference a prior CUV102 trial of SCENESSE in adolescent and adult vitiligo; however, the trial phase, trial design, and results observed do not appear to be discussed.

Please revise or otherwise advise.

Response: In response to the Staff’s comments, we have revised our disclosure on page 28 of the Amendment No. 2 to (i) update the pipeline table and include additional narrative discussion with respect to NEURACTHEL®; and (ii) include additional narrative discussion with respect to the CUV102 trial of SCENESSE®.

5.	Please revise page 28 to disclose the jurisdiction(s) where you plan to apply for regulatory approval for SCENESSE in adolescent and adult vitiligo and in variegate porphyria, and, as appropriate, in which order.

Response: In response to the Staff’s comments, we have revised our disclosure on page 28 of the Amendment No. 2 to disclose the jurisdictions we plan to apply for regulatory approval for SCENESSE® in adolescent and adult vitiligo and in variegate porphyria.

SCENESSE, page 28

6.	We note your statement that “[c]urrently, the largest market opportunity is seen in vitiligo...” To provide insight into the size of the market opportunity, please revise to discuss the estimated size of the vitiligo patient population in adolescents and adults worldwide and/or in markets that are material to your business prospects. Similarly, with respect to your late-stage NERUACTHEL program, provide the estimated size of the patient population with infantile spasms and acute exacerbations of MS, which you state you believe would benefit from NEURACTHEL treatment.

Response: In response to the Staff’s comments, we have revised our disclosure on page 28 of the Amendment No. 2 to (i) discuss the estimated size of the vitiligo patient population in adolescents and adults worldwide and in North America; and (ii) clarify that while we have estimated the total addressable global market for our NEURACTHEL® products to be $150 million per annum, the market opportunity for NEURACTHEL® in Infantile Spasms and Multiple Sclerosis is not yet confirmed. However, it is apparent from peers active and competing in this field that disorders of the Central Nervous System would benefit from ACTH analogues and generic products such as NEURACTHEL®1.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Research and Development, page 46

7.	We acknowledge your response to prior comment 24 and partially reissue our comment. Please revise to disclose the following:

	●	Whether you track your research and development costs by program area; and
	●	As ‘Other costs’ is over 40% of 2025 research and development expense, please revise to quantify and disclose its components and whether this material trend is expected in future periods.

Response: In response to the Staff’s comments, we respectfully advise the Staff that:

(i)	We do not track all of our research and development costs by program area in every instance, as there is a large amount of shared resources across the research and development program groups, whereby significant cross-pollination between the programs, staffing and resources occurs. Unlike most life sciences companies, we do not outsource our clinical trials programs to external clinical research organizations; instead, we perform a large majority of the activities using in-house resources, so our costs are people, resources, and direct costs of administering the clinical trials with sites; and

1https://pmc.ncbi.nlm.nih.gov/articles/PMC2849730/#:~:text=Taken%20together%2C%20these%20data%20indicate,have%20not%20been%20well%2Ddefined;

https://pubmed.ncbi.nlm.nih.gov/7905835/;and

https://acsjournals.onlinelibrary.wiley.com/doi/abs/10.1002/1097-0142%2819851115%2956%3A10%3C2476%3A%3AAID-CNCR2820561024%3E3.0.CO%3B2-Q

(ii)	The Other Costs are only 40% in fiscal year 2025, not in fiscal year 2023 or fiscal year 2024. We do not deem it a material trend as the expenditure fluctuates with clinical program activity levels. The $5.563M of Other Costs relate to:

●	$4.86 Direct R&D clinical site and program costs delivered across numerous programs, our largest being CUV105;
●	Insurance for clinical programs: $135K;
●	Materials, supplies and laboratory maintenance: $553K
●	Staff training: $17K

The specific breakdown of these costs is to be kept confidential, as we do not believe it benefits the readers of the registration statement and may indeed provide competitive insights to our competitors regarding our program activities and costs.

Table of Contents, page F-1

8.	Please revise the table of contents to your Item 18 financial statements to address the following:

●	Revise to disclose the December 31, 2025 interim financial statements and notes thereto; and
●	Please distinguish that your interim financial statements are unaudited and presented on an IFRS basis, as opposed to your annual financial statements that are audited and presented on a U.S. GAAP basis.

Response: In response to the Staff’s comments, we have revised the table of contents on page F-1 of the Amendment No. 2 as requested.

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue, page F-8

9.	We acknowledge your response to prior comment 23 and partially reissue our comment. Please revise your footnotes or MD&A to disclose the amounts for each significant category of sales rebate and other variable consideration adjustment reflected in the periods presented.

Response: In response to the Staff’s comments, we respectfully advise the Staff that there are no significant rebates paid during the reporting periods. All rebates that form part of the variable consideration are immaterial and in total combined pertain to less than 0.5% of our total revenues in fiscal year 2025; hence, we believe it is not necessary to disclose them separately.

Nevertheless, we have revised our disclosure on pages 35 and F-8 of the Amendment No. 2 to elaborate that the variable consideration, in the form of rebates, whilst financially immaterial in nature, are either mandatorily imposed medical reimbursement schemes required under government regulations in some commercial sales regions, or amounts attributed to our Patient Savings Program that provides financial assistance to eligible commercially insured patients to reduce their out-of-pocket insurance gap for our therapies.

10.	We note your disclosure on page 35 that changes in pricing of SCENESSE, from which you have consistently generated over 90% of your product sales, may have a severe impact on your operations, that you do not offer rebates or discounts on SCENESSE beyond statutory requirements and that you aim for uniform pricing per jurisdiction. As it appears that uniform pricing may coexist with expected rebates and other variable consideration with EEA and U.S. national or private insurers, whether stated or implicit, tell us how you considered whether any non-uniform elements exist, and if so, whether they are variable consideration that should be estimated and constrained in determining your transaction price under ASC 606. Please provide us the accounting guidance that supports your determination.

Response: In response to the Staff’s comments, we respectfully advise the Staff that, in accordance with US GAAP (ASC 606), variable consideration refers to the portion of a contract’s transaction price that is not fixed, contingent on future events, or subject to change, such as discounts, rebates, refunds, credits, performance bonuses, or penalties. As disclosed on page 35 of the Amendment No. 2, beyond statutory requirements, we do not provide sales rebates or discount incentives on SCENESSE® sales and aim to maintain uniform pricing within each jurisdiction. We maintain uniform pricing per jurisdiction and have adopted a policy of not providing rebates to payors (state and private insurers). Due to our unique transparency of charging equivalent prices to payors and insurers, we believe we have differentiated ourselves from the majority of pharmaceutical companies. Congruent with this business decision, we supply and distribute our product SCENESSE® directly to medical centers, clinics and hospitals, thereby cutting out price-inflationary intermediaries.

Interim Condensed Financial Statements, page F-24

11.	Please revise your December 31, 2025 interim financial statements to include a header for each of the statements and notes that prominently include “IFRS” and “Unaudited” for immediate visibility to distinguish them from the U.S. GAAP annual statements.

Response: In response to the Staff’s comments, we have revised our disclosures on pages F-24 to F-28 of the Amendment No. 2 to include a header of “Unaudited and Presented on an IFRS basis” for each of the statements and notes.

Notes to the Condensed Financial Statements, page F-28

12.	Please revise the basis of presentation footnote to include that these statements are prepared according to IFRS as issued by the IASB to qualify for the reconciliation exemption under Instruction 4 of Item 8.A.5 of Form 20-F.

Response: In response to the Staff’s comments, we have revised our disclosure on page F-28 of the Amendment No. 2 to include that the interim financial statements are prepared according to IFRS as issued by the IASB.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Louis Taubman, Esq., of Hunter Taubman Fischer & Li LLC, at (917) 512-0827.

Very truly yours,

/s/ Philippe Wolgen
Name:	Philippe Wolgen
Title:	Managing Director and Chief Executive Officer

cc:	Louis Taubman, Esq.
Hunter Taubman Fischer & Li LLC